Exhibit 99.1

TSX: FF
OTCQX: FFMGF
FRANKFURT: FMG
NEWS RELEASE

First Mining Announces Appointment of New Chief Operating Officer

April 24, 2019 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the appointment of Ken Engquist as the Company’s new Chief Operating Officer, effective April 29, 2019. Mr. Engquist will be based at the Company’s head office in Vancouver, British Columbia, and will be responsible for leading the technical and operations team at First Mining.

Ken brings over 25 years of engineering and project leadership experience to his role, and has extensive experience overseeing the advancement of assets through development. Most recently, he oversaw the development of a Preliminary Economic Assessment for Tinka Resources’ Ayawilca project in Peru and the feasibility engineering study for Arizona Mining’s Hermosa Zinc Project in the United States which was acquired by South32 Limited in the summer of 2018 for C$2.1 billion. Ken’s prior roles include Vice President of Project Development for Nevsun Resources where he was responsible for the Timok copper project in Serbia, and roles with Oxygen Capital, where he was responsible for advancing a portfolio of projects within Oxygen’s managed group of companies (True Gold, Pilot Gold and Pure Gold) through various stages of development from advanced exploration to the start of production. He has also held positions with AngloGold Ashanti and Rio Tinto. Ken holds a B.Sc. in Engineering from Michigan Technological University and is a registered Project Management Professional.

Ken will take over the role of Chief Operating Officer from Dr. Chris Osterman, who will be transitioning to lead the Company’s newly-formed Technical Advisory Committee. Dr. Osterman will remain a Director of the Company. In addition, Bill Tanaka will transition from his current role as the Company’s Vice President, Technical Services to an advisory role on the Technical Advisory Committee.

Daniel W. Wilton, First Mining’s CEO, stated, “I am delighted to welcome Ken to the management team at First Mining. We believe his depth of knowledge in advancing assets through the development stage, coupled with his significant operational experience, will make him an invaluable addition to our team as we continue to advance our high-quality portfolio of Canadian gold assets. I would also like to thank Chris for his significant contributions to the Company over the years. Chris had an important role in building First Mining from inception to its current stage, and we are thrilled that he will remain involved in a technical advisory capacity and as a Director. I would also like to thank Bill for the significant contributions he has made in advancing Springpole, Goldlund and our portfolio of projects, particularly with respect to better understanding and defining the resources that underly our projects. We look forward to the continuing contributions of both Chris and Bill as members of our Technical Advisory Committee.”

Keith Neumeyer, First Mining’s Chairman, stated “On behalf of our Board of Directors and our employees, I would like to welcome Ken as First Mining’s new Chief Operating Officer. We are excited to be adding a professional with Ken’s experience and track record to our team. He has been an integral part of developing several world class assets and we look forward to him bringing that capability to First Mining’s exceptional portfolio of gold projects as we advance them toward production. I would also like to thank Chris and Bill for their dedication and hard work over the past several years and we look forward to their continued involvement as technical advisors.”

TSX: FF
OTCQX: FFMGF
FRANKFURT: FMG

About First Mining Gold Corp.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7.3 million ounces of gold in the Measured and Indicated categories and 3.6 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its material assets towards a construction decision and, ultimately, to production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States, and we may acquire additional mineral assets in the future.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) Mr. Engquist’s significant industry experience being key to First Mining’s efforts in advancing its assets toward production; (ii) Dr. Osterman remaining as a Director of the Company; (iii) future contributions by Dr. Osterman and Mr. Tanaka as part of the Technical Advisory Committee; (iv) the Company’s focus on advancing its assets towards production; (v) realizing the value of the Company’s gold projects for the Company’s shareholders; and (vi) First Mining acquiring additional mineral assets in the future. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.